Exhibit 99.3

The Extraordinary General Meeting of Evaxion Biotech A/S will be held on 7th July 2021 at 6:00 p CEST at the company address, Dr. Neergaards Vej 5F, 2920 Hørsholm.

Name and address:	This form must be returned to:
Computershare A/S Lottenborgvej 26D
VP-account number:	DK-2800 Kgs. Lyngby

Nomination of proxy/voting by post: If you do not wish to attend or are prevented from attending, you may vote by post or appoint a person as your proxy to represent you at the general meeting.

PLEASE TICK ONCE:

☐	I hereby give proxy to the chairman of the Board of Directors Evaxion Biotech A/S, or a substitute duly appointed by him, to vote on my/our behalf at the general meeting,

☐	I hereby give proxy to:
Name and address
to vote on my/our behalf at the general meeting,

☐	Proxy instructions. In the table below, I have indicated how I wish to vote at the general meeting. Please note that this proxy will only be used if a vote is requested by a third party,

☐	Voting by post. In the table below, I have indicated how I wish to vote at the general meeting.

Please note that votes by post cannot be withdrawn, and that they will also be used in case of proposed amendments to the items on the agenda.

Please indicate your instructions to your proxy by ticking the relevant boxes below. If your proxy is given to the Board of Directors, and if you do not tick any of the boxes, the Board of Directors will vote or abstain from voting at its discretion on the basis of your instrument of proxy.

Resolutions according to the agenda of the Extraordinary General Meeting to be held on 7th July 2021:

Items on the agenda of the Extraordinary General Meeting on 7th July 2021 (a short version, for complete agenda please see the notice)	FOR	AGAINST	ABSTAIN	Recommendation of the Board of Directors
1. Proposals to authorize the board of directors to increase the share capital				FOR
2. Authorization to the chairman of the meeting				FOR
3. Miscellaneous

If you do not indicate the type of proxy you wish to use, you will be considered to have given proxy instructions. Please note that this proxy will only be used if a vote is requested by a third party.

Date	Signature

Please note that the company and the registrar are not responsible for any delay in submitting the material. This form must be received by Computershare A/S, Lottenborgvej 26D, DK-2800 Kgs. Lyngby, Denmark. Please return the form either by mail, fax to +45 45 46 09 98, or email: gf@computershare.dk. No later than 5th July 11:59 p.m. (CEST).